Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

February 3, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549
Re:	Alto Palermo S.A., Form 20-F for Fiscal Year ended June 30, 2012

Filed October 26, 2012, File No. 000-30982

Dear Ms. Monick:

On behalf of Alto Palermo S.A. (the “Company”), we are writing to respond to questions raised during our call on November 26, 2013 relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 26, 2012, pursuant to the Securities Act of 1934, as amended. The responses and information described below are based upon information provided to us by the Company.

In response to the Staff’s comment, the Company wishes to clarify for the Staff certain economic terms of the agreements entered into by the Company with third-party developers. As we further described in our response to the Staff’s comment 5 in our letter dated May 20, 2013, the Company exchanges owned undeveloped land for: (i) cash, and (ii) property (i.e., apartment units) to be constructed on the land subject to the exchange. Legal title and possession of the undeveloped land is transferred to the developer at the same time the barter agreement is signed between the parties or when it is considered effective (i.e., when all conditions precedent to the entry into effect of the agreement are met). In addition, at the same time the deed of title of the land is executed, the Company receives from the developer the amount of cash stipulated in the agreement.

Once the legal title and possession of the land is transferred, the Company recognizes revenue as all the criteria required by paragraph 14 of IAS 18 for the sale of goods, as we further described in our response to the Staff’s comment 1 in the letters dated July 22, 2013 and October 18, 2013. Revenue (together with the in-kind receivable) is recognized at the fair value of the goods given up (i.e., the undeveloped land), adjusted by the amount of cash received as part of the transaction. The in-kind receivable is recognized as inventory and is not subsequently re-measured. For example, if the Company receives cash for an amount of US$ 5 million as part of a hypothetical transaction and we assume a fair value of the undeveloped land (i.e., goods given up) for an amount of US$ 25 million, the Company would recognize the following journal entry (in millions of US$):

Dr. Cash	5

Dr. Inventories (in-kind receivable)	20

Cr. Revenue	25

In addition, the Company would derecognize the net book value of the land given up against cost of sales in the statement of income.

As we further described in our previous responses, the Company does not retain either managerial continuing involvement to the degree usually associated with ownership or effective control over the undeveloped land during the period the developer constructs the apartment units to be received as part of the exchange transaction. In addition, the third-party developer has no right to rescind the agreement or return the land for any reason (the land would only be reverted to the Company in the unlikely event the developer defaults on its obligations). Once construction is completed, the developer transfers to the Company the number of residential units stipulated in the agreement, thereby settling the in-kind receivable due to the Company in respect of the sale of the undeveloped land. At that time, neither the Company nor the developer transfers cash and/or any other asset. No revenue and/or gain is recognized when the developer transfers the constructed residential units.

When the residential units are subsequently sold by the Company to third parties (i.e., home residents), the Company recognizes revenue in accordance with IAS 18. Revenue is measured at the fair value of the consideration received or receivable.

In response to the Staff’s additional request, we have also submitted translations into English of the principal operative provisions of the barter agreements that are commonly used by the Company in the context of the barter transactions.
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Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.
Very truly yours,

	By:	/s/ Jaime Mercado
cc: Folake Ayoola, Staff Attorney
Mike McTiernan, Assistant Director
Jessica Barberich, Assistant Chief Accountant
Matías Gaivironsky
Leonardo Magliocco